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Schedule 13G                                                    Page 1 of 9

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ______)*

                                   Ecogen Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
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                         (Title of Class of Securities)

                                    278864202
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                                 (CUSIP Number)

                               December 31, 1999
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)

          [x] Rule 13d-1(c)

          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

http://www.sec.gov/smbus/forms/13g.htm                               1/5/00

Schedule 13G                                             Page 2 of 9

CUSIP No. 278864202

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1. Names of Reporting Persons.                                      Jay R. Harris
   I.R.S. Identification Nos. of above persons (entities only).
   .................................................................................................................................

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)  ............................................................................................................................


   (b)  ............................................................................................................................

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   3. SEC Use Only  ................................................................................................................

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   4. Citizenship or Place of Organization    U.S.

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                    5. Sole Voting Power               207,300
   Number of        ---------------------------------------------------------------------------------------------------------------
   Shares           6. Shared Voting Power             0
   Beneficially     ---------------------------------------------------------------------------------------------------------------
   Owned by Each    7. Sole Dispositive Power          239,700
   Reporting        ---------------------------------------------------------------------------------------------------------------
   Person With      8. Shared Dispositive Power        738,837

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   9. Aggregate Amount Beneficially Owned by Each Reporting Person   978,537
-----------------------------------------------------------------------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)............
-----------------------------------------------------------------------------------------------------------------------------------
   11. Percent of Class Represented by Amount in Row (11)   9.8%
-----------------------------------------------------------------------------------------------------------------------------------
   12. Type of Reporting Person (See Instructions)   IN
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

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
http://www.sec.gov/smbus/forms/13g.htm                              1/5/00

                                  SCHEDULE 13G

ITEM 1.

     (a) The name of the issuer is Ecogen Inc. (the "Corporation").

     (b) The Corporation's executive office is located 2005 Cabot Boulevard West, P.O. Box 3023, Langhorne, PA 19047-3023

ITEM 2.

     (a) The person filing this statement is Jay R. Harris.

     (b) Mr. Harris' residence is 130 East End Avenue, New York, NY 10028.

     (c) Mr. Harris is a United States citizen.

     (d) The Security is common stock, $0.01 par value per share.

     (e) The CUSIP Number of the Security is 278864202.

ITEM 3.

     Not applicable.

ITEM 4.

     (a) Mr. Harris is the beneficial owner of 978,537 shares of the Security through the following:

         -  his direct, personal ownership of 28,400 shares of the Security;

         -  his IRA which holds 53,800 shares of the Security;

         - his power of attorney for the management of the IRA of his mother, Lily Harris, which holds 20,000 shares of the Security;

         - his power of attorney for the management of the IRA of his adult daughter, Lisa Eng, which holds 5,400 shares of the Security;

         - his power of attorney for the management of the IRA of his adult son, James Harris, which holds 7,000 shares;

         - his position as General Partner of One GT Associates, which owns 125,100 shares of the Security; and

         - his position as President of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940, in accordance with
            Section 240.13d-1(b)(1)(ii)(E), by virtue of G&H's investment discretion over accounts of its customers that hold 738,837 shares of the Security.

     (b) The amount of shares of the Security beneficially owned by Mr. Harris is 9.8% of the total outstanding shares of the Security.

     (c) (i) Mr. Harris has the sole power to vote or to direct the vote of 207,300 shares of the Security.

         (ii) Not applicable.

         (iii) Mr. Harris has the sole power to dispose, or to direct the disposition, of 239,700 shares of the Security.

         (iv) Mr. Harris shares with G&H the power to dispose, or to direct the disposition, of 738,837 shares of the Security.

ITEM 5.

     Not applicable

ITEM 6.

     The clients of G&H, Lily Harris, Lisa Eng, James Harris, and One GT Associates may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.


ITEM 7.

     Not applicable.

ITEM 8.

     Not applicable.

ITEM 9.

     Not applicable.

ITEM 10.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


March 28, 2000
--------------
Date


                                       By /s/ Jay R. Harris
                                         ---------------------------------------
                                         Jay R. Harris